December 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
101 F Street N.E.
Washington, D.C. 20549

Attention:                      Jeanne Bennett
Mary Mast

Re:                             Proteon Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”)
Expected to be Filed on or about December 16, 2019
File No. 333-234549

Dear Ms. Bennett and Ms. Mast:

As we discussed in our conversation earlier today, we are submitting on behalf of Proteon Therapeutics, Inc. (the “Company” or “Proteon”) this letter and the following information as a preliminary response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 11, 2019 (“Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (SEC File No. 333-234549) filed on December 5, 2019 (“Amendment No. 1”).

The purpose of this letter is to provide supplemental information to you with respect to the Staff’s comments in the Comment Letter for its consideration.

For your convenience, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are followed by the Company’s preliminary response.

Amendment No. 1 to Form S-4 Filed December 5, 2019

Pro Forma Financial Information, Page PF-1

1.              We note your response to comment number 6. Please explain to us how you have applied the guidance in ASC 805-40-30-2 and the reason your valuation includes total market

Morgan, Lewis & Bockius LLP

1000 Louisiana Street
Houston, TX 77002	+1.713.890.5732
United States	+1.713.890.5001

capitalization of Proteon rather than the equity interests the legal subsidiary (ArTara) would have to issue to give the owners of the legal parent (Proteon) the same percentage equity interest in the combined entity that results from the reverse acquisition. Also, please refer to the examples in ASC 805-40-55-2.

Response:  In response to the Staff’s comment, the Company anticipates updating its disclosure in note 7 to clarify how the guidance in ASC 805-40-30-2 was applied.

Please see Exhibit 1 attached hereto for the Company’s proposed updated  note 7 disclosure (with changes against Amendment No. 1 noted in line).

2.              We note from your response to comment number 7 that you are not able to value any specific intangible assets at this time and that you intend to prepare a valuation to determine the value of any tangible and/or intangible assets acquired in the merger and will finalize these amounts prior to the closing of the merger. Please explain to us why you have not provided your best estimate of the fair value of the assets and liabilities acquired, including any intangible assets separately from goodwill. Refer to ASC 805-20-25-1.

Response:  In response to the Staff’s comment, the Company anticipates updating its disclosure to include its best estimate as to the value of the in-process R&D intangible assets. The Company anticipates disclosing that this is a provisional amount to be finalized upon the closing of the Merger and that as the in-process R&D has not yet been placed into service, no amortization expense has been recorded within the pro forma.

Please see Exhibit 1 attached hereto for the Company’s proposed updated unaudited pro forma condensed combined balance sheet (with changes against Amendment No. 1 noted in yellow highlighting) and note 7 disclosure (with changes against Amendment No. 1 noted in line).

Our hope is to discuss these preliminary comments with you on our telephone conference scheduled for Monday, December 16, 2019.  As discussed, the participants on that call will be George Eldridge, Chief Financial Officer of the Company, a representative from the Company’s accountants, a representative from ArTara Therapeutics, Inc.’s accountants, and myself, Tara McElhiney. Following the telephone conference and based on your feedback, the Company hopes to be in a position to file Amendment No. 2 on the anticipated date of December 16, 2019, or as soon thereafter as practicable.

2

Sincerely,

/s/ Tara R. McElhiney

Tara R. McElhiney

cc:                                Joseph McCann, U.S. Securities and Exchange Commission
Mary Beth Breslin, U.S. Securities and Exchange Commission
George Eldridge, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
Zachary E. Zemlin, Morgan, Lewis & Bockius LLP

3

Exhibit 1

ARTARA THERAPEUTICS, INC. and SUBSIDIARY
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2019

	Historical Proteon Note 1	Historical ArTara Note 2	Pro forma merger adjustments Debit	Note	Credit	Note	Pro forma as adjusted after the merger with Proteon
ASSETS							
Current assets:							
Cash	$ 9,349,000	$ 1,699,000					$ 41,861,000
			$ 25,128,000	3	$ 6,299,000	6	
			$ 1,782,000	4	$ 950,000	8	
			$ 11,852,000	4	$ 100,000	12	
					$ 600,000	13	
Restricted Cash	22,000	-			$ 22,000	6	$ -
Prepaid expenses and other current assets	277,000	96,000			277,000	6	$ 96,000
Total current assets	9,648,000	1,795,000	38,762,000		8,248,000		41,957,000
Property, plant and equipment	-	429,000					429,000
Intangible assets			300,000	7			300,000
Goodwill	-	-	9,966,000	7			9,966,000
Total assets	$ 9,648,000	$ 2,224,000	$ 49,028,000		$ 8,248,000		$ 52,652,000
LIABILITIES AND STOCKHOLDERS' EQUITY							
Current liabilities:							
Accounts payable	$ 394,000	$ 197,000					$ 147,000
			$ 394,000	6			
			$ 50,000	13			
Accrued expenses	1,219,000	1,742,000	1,219,000	6			$ 592,000
			600,000	8			
			550,000	13			
Total current liabilities	$ 1,613,000	$ 1,939,000	2,813,000		-		739,000
Stockholders' equity (deficit):							
Common Stock and Exchangeble Common Stock	19,000	1,000					2,000
			1,000	10	-	4	
			40,000	11	2,000	4	
					21,000	5	
Series A convertible preferred stock	21,183,000	-	21,183,000	5			-
Series 1 Convertible preferred stock					-	3	-
Additional paid-in capital	210,683,000	10,547,000					62,624,000
			223,852,000	9	25,128,000	3	
			4,985,000	6	1,782,000	4	
					11,850,000	4	
					21,162,000	5	
					1,000	10	
					40,000	11	
					2,000	9	
					10,266,000	7	
Accumulated deficit	(223,852,000)	(10,263,000)			223,852,000	9	(10,713,000)
			350,000	8			
			100,000	12			
Accumulated other comprehensive income (loss)	2,000	-	2,000	9			-
Total stockholders' equity (deficit)	8,035,000	285,000	250,513,000		294,106,000		51,913,000
Total liabilities and stockholders' equity (deficit)	$ 9,648,000	$ 2,224,000	$ 253,326,000		$ 294,106,000		$ 52,652,000

Note 7            ~~To record goodwill upon~~ In connection with the business combination with Proteon, identifiable assets consisted solely of in-process R&D and cash. Proteon’s in-process R&D intangible assets have not yet been placed in service, and accordingly, there would be no amortization to record within the unaudited pro forma condensed combined statements of operations and comprehensive loss.  ~~The components of the business combination accounting are presented below. Proteon’s intangible assets, representing in process R&D, have not yet been determined and, therefore, the allocation of the purchase price in excess of Proteon’s net assets is shown entirely as goodwill and no pro forma amortization expense has been recorded. Separately identifiable intangible assets may be determined to exist, but such intangible assets would not,~~ The actual amount recorded as of the completion of the Merger may differ from the provisional information presented in these unaudited pro forma condensed combined financial statements. As further described below, goodwill represented the fair value of the consideration transferred by the accounting acquirer (ArTara), less the value of the identifiable assets and labilities. The components of the business combination accounting are presented below.

The acquisition date fair value of the consideration transferred by the accounting acquirer (ArTara) for its interest in the accounting acquiree (Proteon) is based upon the number of equity interests that ArTara would have had to issue in order to give the owners of Proteon the same percentage equity interest in the combined entity that results from the reverse acquisition. All of the shares of the legal subsidiary (ArTara) will be exchanged for the common shares of the legal parent (Proteon), and thereafter, the former shareholders of ArTara (including the holders of shares issued in the ArTara Private Placement) will own 73.39% of the combined company, and the former shareholders of Proteon shall own 26.61% of the combined company. In accordance with the guidance provided in ASC 805-40-30-2, the fair value of the consideration upon the transfer of the 26.61% interest transferred to Proteon’s shareholders (accounting acquiree) was determined, and in connection therewith and in accordance with the guidance provided in ASC 805-40-55-10, it was determined that the quoted trading stock price of Proteon’s shares was more readily determinable than the fair value of the shares of ArTara, as ArTara is a privately held company and its shares do not trade. Accordingly, the trading price of the Proteon shares was considered to determine the fair value of the consideration paid by ArTara.

Fair value of consideration transferred by ArTara to Proteon’s shareholders

Proteon common shares outstanding as of December 11, 2019		19,585,394
Proteon Series A convertible preferred stock outstanding, which shall be converted into Proteon common shares in connection with the business combination	21,660
Number of common shares that Series A convertible preferred is convertible into		21,771,032
Total number of Proteon common shares outstanding pre-merger		41,360,836
Proteon closing stock price on December 11, 2019 (from Yahoo Finance)		$0.322
Fair value of consideration transferred by ArTara to Proteon’s shareholders		$13,316,000

Consideration paid to acquire Proteon	$13,316,000

Cash (estimated remaining cash at time of close, after Proteon’s purchase of a tail policy for D&O insurance, merger related expenses (bankers, attorneys and accountants) and severance payments.)	3,050,000
Intangible assets (this is a provisional value)	300,000
Goodwill	$9,966,000

	Debit	Credit
Goodwill	$9,966,000
Intangible assets	300,000
Additional paid-in capital		10,266,000